Exhibit 99.1

Gerova Shareholder Conference Call Rescheduled to Monday, Dec. 13

HAMILTON, Bermuda, Dec. 10, 2010 /PRNewswire-FirstCall/ -- Gerova Financial Group, Ltd. ("Gerova") (NYSE: GFC) today announced that due to technical difficulties with the conference call service provider, the Gerova Shareholder Conference Call scheduled for this morning has been rescheduled to Monday, December 13, 2010, at 11:00 a.m. EST. The sole purpose of the call is to review the events described in recent public releases.

The call-in number and conference passcode will be provided in a press release to be issued later today.

About Gerova Financial Group, Ltd.

Gerova Financial Group, Ltd. is diversified financial services company formed to acquire private equity portfolios and to provide reinsurance capacity principally to life and annuity insurance carriers. The company went public as a Special Purpose Acquisition Company (SPAC) and later successfully became an operating company in January 2010 after acquiring nine private equity portfolios from hedge funds in exchange for its public stock. In June 2010 Gerova Reinsurance Ltd received a class 3 insurance license from the Bermuda Monetary Authority. Gerova was admitted to trade on the NYSE in September 2010 and is listed in the Russell 2000® index published by Russell Investments, a ranking of the top US listed public companies.

CONTACT: Jeff Lloyd or Thomas Mulligan, both of Sitrick and Company, +1-212-573-6100